
August 12, 2011

Via E-mail to Justin Atkinson
Freddie Kotek
President and Chief Executive Officer
Atlas Resources, LLC
Westpointe Corporate Center One
1550 Coraopolis Heights Road, Suite 300
Moon Township, Pennsylvania 15108

> **Re:** **Atlas Resources Series 28-2010 L.P.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed July 22, 2011**
> **File No. 0-54378**

Dear Mr. Kotek:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to prior comment three from our letter dated July 5, 2011, and reissue such comment. Please tell us which chemicals are being injected in connection with hydraulic fracturing operations on your properties.

Engineering Comment

2.   You state that in 2010 you prepaid the cost of drilling a number of wells that were not drilled until 2011. Please tell us the cost you prepaid and if the estimated cost of those wells are included in the PV10 amount you present on page 45. If they are not, please tell us if those costs will be included in the evaluation of those reserves and in the PV10 you report as of December 31, 2011.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 if you have questions on the engineering comment. Please contact Parker Morrill at (202) 551-3696 or, in his absence, Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Gerald A. Bollinger (via e-mail)